Exhibit 21.1

HM PUBLISHING CORP.

LIST OF SUBSIDIARIES

        HM Publishing Corp. directly or indirectly owns all of its subsidiaries, including those significant subsidiaries on the list below. The consolidated financial statements include all of HM Publishing Corp.'s subsidiaries.

  1.
  Houghton Mifflin Company, a Massachusetts corporation.

  2.
  The Riverside Publishing Company, a Delaware corporation.

  3.
  Promissor, Inc., a Delaware corporation.